SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

11 April 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 11 April 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 11 April 2006

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Name of applicant:                                           Protherics PLC
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Name of scheme:                                              Protherics Savings-Related Share Option Scheme

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Period of return:                             From:          8 October 2005        To:       8 April 2006
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Balance under scheme from previous return:                   12,600
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The amount by which the block scheme has been increased,     Nil
if the scheme has been increased since the date of the
last return:
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Number of securities issued/allotted under scheme during     Nil
period:
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Balance under scheme not yet issued/allotted at end of       12,600
period
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Number and class of securities originally listed and the     96,300
date of admission
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Total number of securities in issue at the end of the        259,287,068
period
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Name of contact:                                             Julie Vickers
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Address of contact:                                          The Heath Business and Technical Park
                                                             Runcorn
                                                             Cheshire  CW7 4QX
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Telephone number of contact:                                 +44 (0) 1928 518000
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SIGNED BY   ______________________________________________
                  Company Secretary
                  for and on behalf of
                  Protherics PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END